SEC 1745 (02-02)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Prestige Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

741115109

(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  741115109


1.
Names of Reporting Persons.
John A. Stiver
I.R.S. Identification Nos. of above persons
(entities only).

2.
Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)

(b)


3.
SEC Use Only

4.
Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by
Each Reporting Person With

5.Sole Voting Power               61,414

6.Shared Voting Power             17,205

7.Sole Dispositive Power          61,414

8.Shared Dispositive Power        17,205

9.Aggregate Amount Beneficially
 Owned by Each Reporting Person   78,619

10.Check if the Aggregate Amount
 in Row (9) Excludes Certain Shares (See Instructions)

11.Percent of Class Represented
 by Amount in Row (9)                7.42%

12.Type of Reporting Person
 (See Instructions)      IN


Item 1.
(a)Name of Issuer           Prestige Bancorp, Inc.

(b)Address of Issuer's Principal
 Executive Offices:
 710 Old Clairton Road,Pleasant Hills, Pennsylvania  15236

Item 2.
(a)Name of Person Filing   John A. Stiver

(b)Address of Principal Business Office or,
if none, Residence
710 Old Clairton Road,Pleasant Hills, Pennsylvania  15236

(c)Citizenship      United States

(d)Title of Class of Securities   Common Stock

(e)CUSIP Number 741115109

Item 3.
If this statement is filed pursuant to Section
240.13d-1(b) or 240.13d-2(b) or (c),
check whether the person filing is a:

(a)[   ]Broker or dealer registered under
 section 15 of the Act (15 U.S.C. 78o).

(b)[   ]Bank as defined in section 3(a)(6)
 of the Act (15 U.S.C. 78c).

(c)[   ]Insurance company as defined in
section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[   ]Investment company registered under
 section 8 of the Investment Company Act of 1940
 (15 U.S.C 80a-8).

(e)[   ]An investment adviser in accordance
 with Section 240.13d-1(b)(1)(ii)(E);

(f)[   ]An employee benefit plan or endowment
 fund in accordance with Section
 240.13d-1(b)(1)(ii)(F);

(g)[ ]A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)[   ]A savings associations as defined in Section
 3(b) of the Federal Deposit Insurance Act
 (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[   ]Group, in accordance with Section
 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.
 Provide the following information regarding the
 aggregate number and percentage of the class of
 securities of the issuer identified in Item 1.
(a)
Amount beneficially owned: 78,619.
(b)
Percent of class: 7.42%.
(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote  61,414
(ii)
Shared power to vote or to direct the vote 17,205
(iii)
Sole power to dispose or to direct the disposition
 of 61,414
(iv)
Shared power to dispose or to direct the disposition of 17,205

Item 5.
Ownership of Five Percent or Less of a Class  N/A

 If this statement is being filed to report the fact
 that as of the date hereof the reporting person has
 ceased to be the beneficial owner of more than
 five percent of the class of securities, check the
 following [   ].

Item 6.
Ownership of More than Five Percent on Behalf of
 Another Person  N/A

Item 7.
Identification and Classification of the Subsidiary
 Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A

Item 8.
Identification and Classification of Members
 of the Group   N/A

Item 9.
Notice of Dissolution of Group N/A

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date May 31, 2002

Signature /s/John A. Stiver

Name/Title John A. Stiver